August 11, 2020

Via EDGAR Submission

U.S. Securities & Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Attention:	Mr. Brad Skinner, Office Chief
Mr. John Hodgin

Re:	Pioneer Natural Resources
Form 10-K for Fiscal Year Ended December 31, 2019
10-K filed February 24, 2020
File No. 001-13245

Gentlemen,

On behalf of Pioneer Natural Resources Company (the "Company"), the Company acknowledges receipt of the letter, dated July 28, 2020, from the Staff of the Securities and Exchange Commission in regard to the above-referenced document. This letter is to confirm my email correspondence with John Hodgin of the Staff of the Securities and Exchange Commission on August 11, 2020 regarding the Company's request for an extension of time to respond to the letter.

I appreciate your agreement to extend the Company's response time to Tuesday, August 18, 2020.

Very truly yours,

/s/ Richard P. Dealy
Richard P. Dealy
Executive Vice President and
Chief Financial Officer

Cc: Margaret M. Montemayor